UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2014

Commission File Number:  001-35602

INFINITY CROSS BORDER ACQUISITION CORPORATION

c/o Infinity-C.S.V.C. Management Ltd.

3 Azrieli Center (Triangle Tower)

42nd Floor, Tel Aviv, Israel, 67023

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒         Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

EXPLANATORY NOTE

Infinity Cross Border Acquisition Corporation (the “Company” or “Infinity Corp.”) is currently a foreign private issuer and, as such, is not required to file Quarterly Reports on Form 10-Q with the Securities and Exchange Commission (the “SEC”).  However, pursuant to certain contractual obligations, the Company is furnishing to the SEC, under cover of this Form 6-K, the unaudited financial statements and certain other information that would have been included by the Company in a Form 10-Q for the three and nine months ended December 31, 2013 had it been required to file a report on Form 10-Q for that period.

Financial Statements

Unaudited financial statements for the three and nine months ended December 31, 2013 and for the period from April 6, 2011 (date of inception) to December 31, 2013 are included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The words “anticipate,” “believe,” “continue,” “target,” “optimistic,” “intend,” “aim,” “will”, “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about:

•	our ability to complete our initial business combination;

•	our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;

•	our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our initial business combination, as a result of which they would then receive expense reimbursements;

•	our potential ability to obtain additional financing to complete our initial business combination;

•	our pool of prospective target businesses;

•	the ability of our officers and directors to generate a number of potential investment opportunities;

•	our public securities’ potential liquidity and trading;

•	the lack of a market for our securities; and

•	delisting of our securities from Nasdaq or an inability to have our securities listed on Nasdaq following a business combination.

The forward-looking statements contained herein are based on our current expectations and beliefs concerning future developments and their potential effects on us. Future developments affecting us may not be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described above, under the heading “Risk Factors” in our Annual Report on Form 20-F, File No. 001-35602, other risks identified in this Report and any statements of assumptions underlying any of the foregoing . You should also carefully review other reports that we file with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws

Overview

We are a blank check company incorporated as a British Virgin Islands business company with limited liability (meaning our public shareholders have no additional liability, as members of our company, for the liabilities of our company over and above the amount paid for their shares) formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more businesses or entities. Our initial business combination must be with a target business or businesses whose collective fair market value is at least equal to 80% of the balance in the trust account at the time of the execution of a definitive agreement for such business combination, although this may entail simultaneous acquisitions of several target businesses. Subsequent to the consummation of our initial public offering on July 25, 2012, our focus has been on identifying a prospective target business for our initial business combination. See “Recent Events” below for a description of our pending initial business combination.

 Results of Operations

Through December 31, 2013, our efforts have been limited to organizational activities, activities relating to our Public Offering, activities relating to identifying and evaluating prospective acquisition candidates and activities relating to general corporate matters. We have not generated any revenues to date and will not generate any revenues until after we consummate our initial business combination, at the earliest. We will generate non-operating income in the form of interest income on cash and cash equivalents.

For the three months ended December 31, 2013, the Company had a net gain of $361,212, $166,368 of which is attributable to operating costs expenses, offset by income of $528,500 which is attributable to the change in fair value of the warrant liability and loss of $920 which is attributable to the change in fair value of the trust account. For the three months ended December 31, 2012, the Company had a net loss of $500,198, $61,108 of which is attributable to operating costs expenses, $16,290 of which is attributable to the change in fair value of the trust account and $422,800 which is attributable to the change in fair value of the warrant liability.

For the nine months ended December 31, 2013, the Company had a net loss of $750,255, $415,349 of which is attributable to operating costs expenses, $317,100 of which is attributable to the change in fair value of the warrant liability and $17,806 of which is attributable to the change in fair value of the trust account. For the nine months ended December 31, 2012, the Company had a net loss of $572,423, $227,305 of which is attributable to operating costs expenses, $28,018 of which is attributable to the change in fair value of the trust account and $317,100 which is attributable to the change in fair value of the warrant liability. For the period from April 6, 2011 (inception) through December 31, 2013, the Company had a net loss of $1,163,568 , $736,628 of which is attributable to operating costs expenses, $422,800 of which is attributable to the change in fair value of the warrant liability, $4,140 of which is attributable to the change in fair value of the trust account. The trust account is presented at fair value. As of December 31, 2013, the fair value of the trust account was $45,995,860.

 Liquidity and Capital Resources

On July 25, 2012, we consummated the Public Offering at a price of $8.00 per unit. Simultaneously with the consummation of our Public Offering, we consummated the sale of the Sponsor Warrants and the Placement Warrants at a price of $0.50 per warrant for an aggregate purchase price of $2,200,000. On July 27, 2012, simultaneously with the sale of the Over-Allotment Units, we consummated the sale of an additional 420,000 warrants at a price of $0.50 per warrant for an aggregate purchase price of $210,000. We received net proceeds from our Public Offering and the Private Placement of $44,053,775, net of the offering costs and other expenses of approximately $336,225.

As of December 31, 2013, we had $45,995,860 in a trust account available for use by management to cover the costs associated with identifying a target business, negotiating an acquisition or merger and consummating our initial business combination. Until the consummation of our Public Offering, our only source of liquidity was $138,265 of loans and advances made to us by our sponsors. This loan (which was due and payable upon closing of the Public Offering), was repaid in December 2012.

We will depend on the cash held outside our trust account, interest earned on the proceeds held in the trust account and loans from our sponsors to provide us with the working capital we need to identify one or more target businesses, conduct due diligence and complete our initial business combination, as well as to pay any taxes that we may owe. The amounts in the trust account may be invested only in any of (i) U.S. treasuries having a maturity of 180 days or less, (ii) any open ended investment company that holds itself out as a registered money market fund, which invests in U.S. treasuries, or (iii) any open ended investment company that holds itself out as a money market fund, which invests in U.S. treasuries selected by the Company meeting the conditions of paragraphs (c)(2), (c)(3) and (c)(4) of Rule 2a-7 promulgated under the Investment Company Act. The current low interest rate environment has made it more difficult for such investments to generate sufficient funds, together with the amounts available outside the trust account, to locate, conduct due diligence, structure, negotiate and close our initial business combination. As a result, we will likely need to seek additional capital to continue our operations. If we need to seek additional capital, we intend to borrow funds from our sponsors or management team to operate. Our sponsors or affiliates of our sponsors or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we consummate an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the offering proceeds held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment, other than the interest on such proceeds that may be released to us for working capital purposes. Up to $500,000 of such loans may be convertible into warrants of the post business combination entity at a price of $0.50 per warrant at the option of the lender. The warrants would be identical to the Placement Warrants. As of December 31, 2013, the terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans.

We intend to use substantially all of the funds held in the trust account (net of taxes) to consummate our initial business combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to consummate our initial business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

We believe the $2,329 held outside the trust account (as of December 31, 2013) and the up to 100% of the interest earned on the proceeds placed in the trust account will not be sufficient to cover our day-to-day operating expenses (as well as expenses relating to the consummation of our business combination) without obtaining loans from our sponsors. See “Recent Events – Promissory Notes” for recent loans we have received from our sponsors.

If we are unable to consummate our initial business combination by April 25, 2014, we will distribute the aggregate amount then on deposit in the Trust Account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata to our public shareholders by way of redemption and cease all operations except for the purposes of winding up of our affairs.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet financing.

Recent Events

On  January 8, 2014, the Company, Glori Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company (“Infinity Acquisition”), Glori Merger Subsidiary, Inc., a wholly owned subsidiary of Infinity Acquisition (“Merger Sub”), Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative (the “INXB Representative”) and Glori Energy Inc., a Delaware corporation (“Glori”), entered into a Merger and Share Exchange Agreement (the “Merger Agreement”). Pursuant to the Merger Agreement, the Company will effect a merger in which it will merge with and into Infinity Acquisition, a Delaware corporation, with Infinity Acquisition surviving the merger (the “Redomestication”). Immediately following the Redomestication, Infinity Acquisition will effect an acquisition of Glori by Merger Sub merging with and into Glori, with Glori continuing as the surviving entity (the “Transaction Merger” and, together with the Redomestication, the “Business Combination”).

In the Redomestication, the outstanding equity securities of the Company will be cancelled and the holders of the outstanding Ordinary Shares and warrants of the Company will receive substantially identical securities of Infinity Acquisition. In the Transaction Merger, the outstanding shares of capital stock and warrants of Glori will be cancelled in exchange for the right to receive in the aggregate 22,953,432 shares of common stock of Infinity Acquisition (“Common Stock”), subject to the amount withheld for escrow, as described below. Outstanding options of Glori will be replaced with substantially equivalent options of Infinity Acquisition, with the number of shares of Common Stock that can be acquired thereunder and the exercise price of such options revised based on the exchange ratio of Glori common stock for Infinity Acquisition Common Stock implied by the merger consideration.

Merger Consideration in the Transaction Merger

As consideration in the Transaction Merger, Infinity Acquisition (as the successor to the Company in the Redomestication) will issue to the shareholders and warrantholders of Glori 22,953,432 shares of Common Stock at the closing of the Business Combination (the “Closing”), with 688,803 of such shares of Common Stock (or 3% of the total merger consideration) set aside in escrow for one year after the Closing to satisfy any indemnification claims under the Merger Agreement. Immediately after the Closing, the former shareholders and warrantholders of Glori will own a majority of the outstanding shares of Infinity Acquisition. Each shareholder and warrantholder of Glori will receive a share of the merger consideration calculated pro rata, based on the number of outstanding shares of Glori common stock owned by each shareholder (treating shares of Glori preferred stock on an as-converted to Glori common stock basis after giving effect to preferences for each series of preferred stock) and the number of shares of Glori common stock which can be acquired by each warrantholder (treating warrants for Glori preferred stock on an as-converted to common stock basis after giving effect to preferences for each series of preferred stock), taking into account the exercise price of such warrants. Each shareholder and warrantholder of Glori will also share in the burden of the escrow on the same pro rata basis. The former Glori shareholders and warrantholders will also be required to enter into Lock-Up Agreements restricting the transfer of the securities that they receive in the Transaction Merger.

Redomestication and Glori Shares Conversion

Immediately prior to the Transaction Merger, the Company will be merged with and into Infinity Acquisition, whereupon the separate corporate existence of the Company will cease and Infinity Acquisition will continue as the surviving corporation. In connection with the Redomestication, the Company’s issued and outstanding securities will be converted as follows:

•	Assuming no Ordinary Shares are tendered pursuant to the tender offer for the Company’s Ordinary Shares, each of the 5,750,000 Ordinary Shares issued in the Company’s initial public offering then outstanding will be converted automatically into one substantially equivalent share of Common Stock of Infinity Acquisition.

•	The 1,437,500 Ordinary Shares held by the founders (including those Ordinary Shares transferred to HH Energy Group, LP) will be converted automatically into 1,437,500 shares of Common Stock which will not be transferable for one year after the completion of the Business Combination except that: (1) 50% of such Common Stock will be released from such lock-up arrangement if the closing price of the Common Stock exceeds $9.60 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, and (2) the remaining 50% of such Common Stock will be released from such lock-up arrangement if the closing price of the Common Stock exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination.

•	Assuming no warrants are tendered pursuant to the tender offer for the Company’s warrants, each of the 5,750,000 warrants issued in the Company’s initial public offering will be converted into one warrant to purchase Common Stock of Infinity Acquisition, each exercisable for one share of Common Stock at $10.00 per share (each such warrant also referred to herein as an Infinity Acquisition Warrant).

•	Each of the 4,820,000 insider warrants will be converted into 4,820,000 insider warrants of Infinity Acquisition. However, the holders of the insider warrants have agreed that Infinity Acquisition has the right to demand that the insider warrants be converted into shares of Infinity Acquisition Common Stock, at a ratio of ten warrants for one share of Infinity Acquisition Common Stock, during the 30 day period commencing 31 days after the consummation of the Business Combination; and

•	The underwriters of the Company’s initial public offering have agreed to convert the 500,000 unit purchase options of the Company held by them or their designees into 100,000 shares of Common Stock of Infinity Acquisition upon the consummation of the Business Combination.

Infinity Acquisition has filed a registration statement on Form S-4 to register the shares of Infinity Acquisition Common Stock and Warrants to be issued to the holders of the Company’s Ordinary Shares and Warrants in the Redomestication.

In the Transaction Merger, all outstanding shares of common stock and preferred stock of Glori will be terminated and in exchange therefor the holders thereof will be entitled to receive their portion of the merger consideration as described above, with holders of Glori preferred stock being treated on an as-converted to Glori common stock basis after giving effect to preferences for each series of preferred stock. All such capital stock in Glori along with the outstanding Glori warrants will be terminated as a result of the Transaction Merger and in exchange therefor, the holders thereof shall be entitled to receive their share of the merger consideration described above.

Outstanding options of Glori will be replaced with substantially equivalent options of Infinity Acquisition (including an identical vesting schedule, except that no replacement options will be exercisable until at least one year after the Closing, except for certain exceptions for employees whose employment is terminated prior to such time), with the number of shares of Common Stock that can be acquired thereunder and the exercise price of such options revised based on the exchange ratio of Glori common stock for Infinity Acquisition Common Stock implied by the merger consideration (including the escrowed shares), subject to the portion subject to forfeiture as described below. In order to align the merger consideration received by the Glori optionholders and Glori stockholders, 3% of each Infinity Acquisition option issued in this exchange will be subject to potential forfeiture and an additional lockup arrangement preventing exercise, in each case, that is directly tied to the shares set aside in escrow from the merger consideration for indemnification obligations. In order to issue the replacement options, Glori’s stock option plan will be adopted by Infinity Acquisition with modifications to certain terms, including a proportional adjustment to the number of total awards available under the plan.

PIPE Investment

On January 7, 2014, Infinity Corp. and Infinity Acquisition entered into a share purchase agreement with Infinity’s sponsors (including its new sponsor HH Energy Group, LP) and other investors pursuant to which the sponsors and the other investors collectively (i) agreed to purchase between $8.5 million and $17.0 million of shares of Common Stock, provided that, at a minimum, the sponsors and such other investors would purchase that number of shares, at a purchase price of $8.00 per share (the “Minimum Commitment”), necessary to ensure that Infinity Corp. meets the $25.0 million minimum balance requirement set forth in the Merger Agreement, assuming that at least $8.0 million in cash remains in the Trust Account following the consummation of the tender offer for the Company’s shares, and (ii) were granted an option to purchase an additional $8.0 million of shares of Common Stock (above and beyond the Minimum Commitment), to increase their total investment to a maximum of $25.0 million, such additional investment to be used to provide additional working capital to Infinity Acquisition (the “PIPE Investment”). The purchase price for the shares to be issued in the PIPE Investment is $8.00 per share. The PIPE Investment will be consummated simultaneously with the closing of Business Combination. Infinity Acquisition and the investors in the PIPE Investment will also enter into a registration rights agreement that provides for the registration of the Common Stock purchased in the PIPE Investment.

Warrant Amendment

As a condition to entering into the Merger Agreement, Glori required that Infinity Corp. effectuate certain changes with respect to the Infinity Corp. warrants. Accordingly, to accommodate such requirement and induce Glori to enter into the Merger Agreement, Infinity Corp. obtained written consents from the holders of a majority of the outstanding Infinity Corp. warrants to approve amendments ( the “Warrant Amendment”) to the warrant agreement for the Infinity Corp. warrants (the “Warrant Agreement”) to: (i) increase the exercise price of the Infinity Corp. warrants from $7.00 to $10.00 per ordinary share of Infinity Corp., (ii) increase the redemption price of the Infinity Corp. warrants from $10.50 to $15.00 per ordinary share of Infinity Corp., (iii) increase the term of the Infinity Corp. warrants from three years following the consummation of the Business Combination to five years following the consummation of the Business Combination, (iv) delete the provision decreasing the exercise price of the Infinity Corp. warrants in connection with certain transactions and (v) allow the Infinity Corp. warrants to be converted into Common Stock, on a one for ten basis, during the 30 day period commencing 31 days after the consummation of the Business Combination. The Warrant Amendment will become effective upon the execution of an amendment to the warrant agreement in connection with the closing of the Business Combination and will apply to the Infinity Acquisition warrants issued in exchange for the Infinity Corp. warrants in the Redomestication.

Promissory Notes

On January 8, 2014, Infinity Corp. borrowed, pursuant to certain non-interest bearing unsecured convertible promissory notes (the “Notes”), an aggregate of $500,000 from Infinity-C.S.V.C. Management Ltd., an affiliate of the Infinity Funds ($250,000) and HH Energy Group, LP, one of Infinity Corp.’s sponsors ($250,000), for the payment of various expenses in connection with the Business Combination and the tender offer for the Company’s shares. The Notes are due upon consummation of the Business Combination. The Notes may, at the option of each holder, be convertible into warrants of the post-business transaction entity at a price of $0.50 per warrant and have identical terms to the Insider Warrants. Accordingly, if the Notes are converted by the holders in full, the holders would be issued an aggregate of 1,000,000 warrants of Infinity Acquisition upon consummation of the Business Combination. The holders of the Notes have waived all claims against Infinity Corp.’s Trust Account and will not reduce the per-share redemption price to below $8.00. The holders of the Notes have certain registration rights as described therein. If the Business Combination is not consummated, the Notes will not be repaid from funds in the Trust Account.

Recent Accounting Pronouncements

We do not believe the adoption of any recently issued accounting standards will have a material impact on our financial position and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

The funds held in our trust account may be invested only in any of (i) U.S. treasuries having a maturity of 180 days or less, (ii) any open ended investment company that holds itself out as a registered money market fund, which invests in U.S. treasuries, or (iii) any open ended investment company that holds itself out as a money market fund, which invests in U.S. treasuries selected by the Company meeting the conditions of paragraphs (c)(2), (c)(3) and (c)(4) of Rule 2a-7 promulgated under the Investment Company Act.

Legal Proceedings

None.

Risk Factors

Factors that could cause our actual results to differ materially from those in this report are any of the risks described in our Form 20-F, File No. 001-35602, and in our Schedule TO filed on January 10, 2014. Any of these factors could result in a significant or material adverse effect on our results of operations or financial condition. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business or results of operations.

As of the date hereof, there have been no material changes to the risk factors disclosed in our Form 20-F, File No. 001-35602, except as it relates to the Business Combination. We may disclose changes to such factors or disclose additional factors from time to time in our future filings with the SEC.

UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Not applicable

DEFAULTS UPON SENIOR SECURITIES

None.

OTHER INFORMATION

None.

EXHIBITS

99.1	Financial Statements for the three and nine months ended December 31, 2013 and for the period from April 6, 2011 (inception) to December 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

INFINITY CROSS BORDER ACQUISITION CORPORATION

Dated: March 13, 2014	By:	/s/ Amir Gal-Or
Name: Amir Gal-Or
Title: Co-CEO, Co-President and Co-Chairman